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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           F10 Oil & Gas Properties, Inc. f/k/a Force 10 Trading, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   30267B 10 0
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                                 (CUSIP Number)

                                 Richard O. Weed
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 30267B 10 0
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Richard O. Weed
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)........................................................................
(b)........................................................................
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3. SEC Use Only............................................................
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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e). [ ].
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6. Citizenship or Place of Organization
United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 350,000 shares underlying options to purchase common stock
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8. Shared Voting Power: Not applicable
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9. Sole Dispositive Power: 350,000 shares underlying options to purchase common stock
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10. Shared Dispositive Power: Not applicable
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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 350,000 shares underlying options to purchase common stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) Not applicable.
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13. Percent of Class Represented by Amount in Row (11): If all of Mr. Weed's
    options were exercised, 89%
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14. Type of Reporting Person (See Instructions): IN
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ITEM 1.  Security and Issuer
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         Common Stock, Par Value, $.001

         F10 Oil & Gas Properties, Inc. f/k/a Force 10 Trading, Inc. 904 West Montgomery, Suite 4311
         Willis, Texas 77378

ITEM 2.  Identity and Background
--------------------------------

         (a) Name: Richard O. Weed

         (b) Residence or business address:

         4695 MacArthur Ct., Ste. 1430
         Newport Beach, CA 92660

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         General Partner
         Weed & Co. LLP
         4695 MacArthur Ct., Ste. 1430
         Newport Beach, CA 92660

         Weed & Co. LLP is a law firm providing legal services relating to corporate and securities transactions.

         (d,e) Legal Proceedings

         During the last five years, Mr. Weed has not been convicted in a criminal proceeding.

         During the last five years, Mr. Weed has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         U.S.A.- State of California


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ITEM 3.  Source and Amount of Funds or Other Consideration
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         On July 30, 2001, F10 Oil & Gas Properties, Inc., f/k/a Force 10
         Trading, Inc., entered into an agreement for professional services with Richard O. Weed of Weed & Co. LLP. In connection with this agreement, F10 issued Mr. Weed 250,000 options to purchase common stock at an exercise price equal to 125% of the lowest bid price for F10's common stock during a predetermined time frame. Further, F10 agreed that every six months following the date of its agreement with Mr. Weed, it would grant Mr. Weed an option to purchase an additional 50,000 shares at an exercise price equal to 125% of the average closing bid price for the ten days immediately preceding the date of the grant.

         As a result of the above-mentioned agreement, Mr. Weed currently owns options to purchase 350,000 shares of common stock at exercise prices ranging from $.37 to $.84 per share. These options expire on December 31, 2005 and are not subject to dilution based upon a reverse split of F10's common stock.

ITEM 4.  Purpose of Transaction
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         On December 3, 2002, F10 effected a 300:1 reverse split of its common stock. Mr. Weed owns options to purchase 350,000 shares of common stock at exercise prices ranging from $.37 to $.84. These options are not subject to dilution and as a result of the reverse split, Mr. Weed may be deemed to beneficially own more than 5% of the company's common stock. Further, as long as the agreement with Mr. Weed remains in effect, Mr. Weed will receive options to purchase an additional 50,000 shares every six months at an exercise price equal to 125% of the average closing bid price for the ten days immediately preceding the date of the grant.

ITEM 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Weed currently owns options to purchase 350,000 shares of common stock at exercise prices ranging from $.37 to $.84 per share. Following the reverse split on December 3, 2002, F10 had 44,357 shares of common stock outstanding. If Mr. Weed were to exercise all of his outstanding options, there would be 394,357 shares of common stock outstanding and Mr. Weed would own approximately 89% of the outstanding common stock of F10.

         (b) Mr. Weed has the sole power to vote and dispose of the shares of common stock underlying the options.


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         (c) Mr. Weed's transactions in F10 securities in the past sixty days were as follows:


          Date of                 Amount of Securities
          Transaction*            Involved                Price per Share
          ----------------------- ----------------------- ------------------
          10/15/02                10,000 shares           $.05
          10/24/02                27,000 shares           $.04

         *All sales were in the open market through a registered broker-dealer.

         (d) Not applicable.
         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to
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        Securities of the Issuer
        ------------------------

        None.

ITEM 7. Material to Be Filed as Exhibits
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         The agreement for professional services between Mr. Weed and F10 was filed as an exhibit to F10's Form S-8, filed July 18, 2002, and is incorporated by reference herein.


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                                    Signature
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. December 13, 2002
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Date

/s/Richard O. Weed
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Signature

Richard O. Weed
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)